Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

June 7, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – clarification on reported news article published in electronic media, https://economictimes.indiatimes.com

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news article reported in electronic media https://economictimes.indiatimes.com on June 7, 2024, with the heading “Mankind Pharma in race with PEs buy BSV Group at possible valuation of Rs 13,000 crore”.

The said news article, inter alia, talks about “Dr Reddy’s Laboratories may also join the fray, having sought extra time to submit a bid for the Advent International portfolio company and that its non-binding bid is expected to be filed this week”. In this regard, please note that the Company evaluates various strategic opportunities in the ordinary course for growth and expansion of its business. At this stage, there is no material event/ information that requires disclosure under Regulation 30 of the SEBI Listing Regulations. The Company will make appropriate disclosures in compliance with applicable laws, as and when required.

Further, in compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR